Exhibit 99.1

Enlivex Treasury Portfolio Update: RAIN Trading Volume Reaches $860MM, 622% Month-Over-Month Growth in July vs June

●	As of July 29, 2026, trading volume on the Rain protocol reached $860MM1

●	622% month-over-month growth in trading volume during July 2026 vs June 2026

Nes-Ziona, Israel, July 30, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today provided an update on the Rain protocol trading metrics. Trading volume on the Rain protocol reached $860 million, and experienced a substantial increase of 622% between the trading volume of June 2026 vs July 2026.

According to the Rain Foundation, the target trading volumes on the protocol are expected to increase substantially to $1.3 billion in 2027, $12 billion in 2028, and $33 billion in 2029. At these trading levels, gross fees received by the Rain Foundation are expected to be $49 million, $436 million and $1.2 billion, and the net fees allocated to buy-and-burn the RAIN token would be $24 million, $216 million and $600 million, in 2027, 2028 and 2029, respectively.

Mr. Shai Novik, Executive Chairman of Enlivex commented, “Prediction markets could reach $1 trillion in annual trading volume by 20302, according to various analysts. We are pleased with the progress of the Rain protocol and believe that it has the potential to solidify itself as the primary decentralized prediction market. We hope that as this trend continues, the Enlivex RAIN treasury portfolio will be viewed and valued differently by investors.”

The updated unaudited mark-to-market treasury metrics are publicly available on the Company’s website at https://enlivex.com/dashboard/. Detailed information about the RAIN token’s listing on various exchanges, daily trading volume and other parameters can be found on https://coinmarketcap.com/currencies/rain/.

About Enlivex

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

[1]	Data provided by the Rain Foundation
[2]	Source: Industry analysis by Eilers and Krejcik Gaming (EKG), December 2025

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

Enlivex contact

Shachar Shlosberger

CFO

Enlivex Ltd.

shachar@enlivex.com